AMENDMENT TO BY-LAWS
OF
TETON ADVISORS, INC.

(EFFECTIVE AS OF FEBRUARY 2, 2017)

The Amended and Restated By-Laws ("By-Laws") of Teton Advisors, Inc., a Delaware corporation (the "Company"), are hereby amended as follows:

1. The first sentence of Section 2 of Article II of the By-Laws is hereby amended in its entirety to read as follows:

> Special meetings of stockholders, unless otherwise prescribed by statute, may be called by the Chairman of the Board, the Chief Executive Officer or by resolution of the Board of Directors and shall be called by the Chief Executive Officer or Secretary upon the written request of holders of not less than 10% in voting power of the issued and outstanding stock entitled to vote thereat.

2. The first sentence of Section 4 of Article II of the By-Laws is hereby amended in its entirety to read as follows:

> Unless otherwise required by law or the Certificate of Incorporation, the holders of a majority in voting power of the issued and outstanding stock entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders.

3. Section 5 of Article II of the By-Laws is hereby amended in its entirety to read as follows:

> Unless otherwise provided in the Certificate of Incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. Upon the request of holders of not less than 10% in voting power of the issued and outstanding stock entitled to vote at a meeting, voting shall be by written ballot. All elections of directors shall be decided by the holders of a plurality in voting power of the issued and outstanding stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Unless otherwise required by law, the affirmative vote of the holders of a majority in voting power of the issued and outstanding stock present in person or represented by proxy and entitled to vote on the subject matter, at a meeting at which a quorum is present shall constitute the act of the stockholders.

4. The first sentence of Section 9 of Article II of the By-Laws is hereby amended in its entirety to read as follows:

> At any meeting of stockholders of the Corporation, if less than a quorum be present, a majority in voting power of the issued and outstanding stock entitled to vote thereat,

present in person or by proxy, shall have the power to adjourn the meeting from time to time without notice other than announcement at the meeting until a quorum shall be present.

5. Section 4 of Article III of the By-Laws is hereby amended in its entirety to read as follows:

Any director or the entire Board of Directors may be removed either with or without cause at any time by the affirmative vote of the holders of a majority in voting power of the issued and outstanding stock then entitled to vote for the election of directors at any annual or special meeting of the stockholders called for that purpose. Vacancies thus created may be filled at such meeting by the affirmative vote of the holders of a majority in voting power of the issued and outstanding stock then entitled to vote for the election of directors, or, if the vacancies are not so filled, by the directors as provided in Section 5 of this Article III.

Except as set forth above, the Company's By Laws shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the undersigned certifies that the foregoing Amendment to the Amended and Restated By-Laws of the Company was adopted by a meeting of the Board of Directors of the Company as of February 2, 2017.

Tiffany Hayden

____

Name: Tiffany Hayden

Title: Secretary